FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Lowenthal Gary M	2. Issuer Name and Ticker or Trading Symbol The Boyds Collection, Ltd. / FOB		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 395 Buford Avenue, Suite A	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 3/17/03
(Street) Gettysburg, PA 17325		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	03/17/03		S		4,000	D	7.15	5,625,342(1)(2)	D
Common Stock								4,392,066(1)(2)	I(3)	See Note(3)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) The amount of securities beneficially owned by Gary M Lowenthal reported on previously filed Form 4s dated 4/30/02, 5/31/02, 11/15/02, 11/18/02, 11/20/02, 11/21/02, 11/22/02, 11/25/02, 11/26/02, 11/27/02, 11/29/02 and 12/02/02 incorrectly included an additional 20,000 shares reflected by a share certificate that had been cancelled and replaced by new shares certificates issued in March 1999.
(2) In addition, the sales of a total of 8,200 shares reported on previously filed Form 4s dated 11/15/02, 11/18/02, 11/20/02, 11/21/02, 11/22/02, 11/25/02, 11/26/02, 11/27/02, 11/29/02 and 12/02/02 were incorrectly reported as shares directly owned by The GJL LLC when they were actually directly owned by Gary M Lowenthal. As a result, the reported amounts of securities beneficially owned by Gary M Lowenthal in the form of direct and indirect ownership incorrectly added and deducted the amount of shares sold, respectively.
(3) These shares are owned directly by The GJL LLC, and indirectly by Gary M Lowenthal, as manager of the LLC, the other member of which is his wife, Justina Lowenthal. Gary M Lowenthal is a director and ten percent owner of the issuer. Because Gary M Lowenthal has voting and investment control over the reported shares held by The GJL LLC, he may be deemed to be the beneficial owner of the reported shares held by such entity. However, pursuant to Rule 16a-1(1)(2) promulgated under the Securities Act of 1934, as amended, he disclaims that he is the benficial owner of such shares, except to the extent of his pecuniary interest in such shares.

By: /s/ Gary M Lowenthal Gary M Lowenthal, Individually and as Manager of The GJL LLC **Signature of Reporting Person	3/19/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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